UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Signing approval of the agreement for the sale of PetroquímicaSuape and Citepe

Rio de Janeiro, December 28, 2016 – Petróleo Brasileiro S.A. – Petrobras informs that, in a meeting held today, its Board of Directors approved the signing of the agreement for the sale of Companhia Petroquímica de Pernambuco
(“PetroquímicaSuape”) and Companhia Integrada Têxtil de Pernambuco (“Citepe”) to
Grupo Petrotemex S.A. de C.V. and Dak Americas Exterior, S.L, both subsidiaries of Alpek , S.A.B. de C.V. (“Alpek”).

PetroquímicaSuape and Citepe are wholly-owned subsidiaries of Petrobras and are part of the company’s Chemical-Textile Industrial Complex, located in Ipojuca, in the state of Pernambuco. Those two companies encompass three integrated industrial units: the PTA (purified terephthalic acid) unit, the polyester filament unit, and the PET (polyethylene terephthalate) resin unit.

Alpek is a public Mexican company within the Alfa, S.A.B. de C.V. (“Alfa”), operating in the petrochemical sector, with a world-leading position in polyester production (PTA, PET, and filaments).

The total sale value is USD 385 million, to be paid in Brazilian reais on the closing date for the transaction. This amount is subject to working capital, net debt, and recoverable taxes adjustments.

This transaction is part of the partnership and divestment program and will be recorded for the 2015-2016 biennium target. The sale is aligned to the Petrobras
Strategic Plan, which provides for business portfolio optimization upon full withdrawal from petrochemical interests.

The project is one of the five transactions which the contracts may be signed pursuant to the preventive order of the Brazilian Federal Accounting Court
(TCU), as disclosed in the material fact announced on 12/20/2016. The conclusion of the transaction will be preceded by long-term debt restructuring for both
Companies, and it will be subject to approvals by the Petrobras Extraordinary
General Meeting, Alfa’s Board of Directors, the Administrative Council for
Economic Defense (CADE), and to the fulfillment of other usual preceding conditions.

Lastly, it should be noted that, considering the current opinion of the
Brazilian Securities and Exchange Commission (CVM) and given that
PetroquímicaSuape and Citepe became wholly-owned Petrobras subsidiaries after a purchase and sale of shares transaction, rather than by merger of shares, where no dilution in corporate interest by Petrobras shareholders occurred, the preemptive right set forth in the Brazilian Corporate Law, Art. 253, does not apply to the transaction.

With the transactions announced today, Petrobras informs that its partnership and divestment program totaled US$ 13.6 billion on the 2015-2016 biennium, a figure which is below the US$ 15.1 billion target established for the period.
The explanation for not reaching the target is the obligation by Petrobras to comply with the injunction granted by the state of Sergipe, halting the conclusion of the negotiations related to the fields of Tartaruga Verde and
Baúna, located, respectively, in Campos Basin and Santos Basin, on which
Petrobras was in advanced stages of negotiations, with a binding offer, as disclosed in the material fact dated 10/06/2016. The target of the partnership and divestment program for the 2017-2018 biennium will be automatically increased by those values, totaling now US$ 21 billion.

____________________________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This release includes forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, that are subject to risks and uncertainties.
The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,”
“expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,”
“will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: December 28, 2016	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer